SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MASSROOTS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

57630J106
(CUSIP Number)
Isaac Dietrich
1920 17th Street, Ste 604
Denver, Colorado 80202

Copy To: Sheppard Mullin Richter & Hampton LLP Andrea Cataneo, Esq. 30 Rockefeller Plaza New York, NY 10112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57630J106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Isaac Dietrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
17,738,831(1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
17,738,831(1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,738,831(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.82% (based on 112,115,839 shares of common stock outstanding as of November 10, 2017)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Excludes an aggregate of 40,000 shares of common stock of the Issuer issuable upon exercise of warrants. Such warrants contain an ownership limitation such that the holder thereof may not exercise any such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and his affiliates.

Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of MassRoots, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1624 Market Street, Suite 201, Denver, CO 80202.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Isaac Dietrich (the “Reporting Person”).

(b) The Reporting Person’s address is 1920 17th Street, Ste 604, Denver, CO 80202.

(c) The Reporting Person’s principal occupation is Executive Chairman of 2Meet, Inc., 154 Royal Pine Circle West, Royal Palm Beach, FL 33411.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Person’s personal funds.

Item 4.   Purpose of Transaction

On November 20, 2017, the Reporting Person filed a Preliminary Proxy Statement (as may be amended and supplemented from time to time, the “Proxy Statement”) in connection with the following:

1. To amend the Bylaws of the Issuer to set the number of directors at four and to allow the Board, by unanimous consent, to fix and determine the size of the Board from time to time;

2. To amend the Amended and Restated Certificate of Incorporation of the Issuer to permit the affirmative vote of a majority of the stockholders of the Issuer to elect directors of the Issuer;

3. To remove Vincent “Tripp” Keber, Ean Seeb and Terence Fitch as members of the Board (and any other person or persons elected, appointed or designated by the Board, or any committee thereof, to fill any vacancy or newly created directorship from the date hereof until the time that the actions proposed to be taken by the Proxy Statement have been voted upon at a special meeting of stockholders of the Issuer); and

4. To appoint the Reporting Person, Charles R. Blum, Nathan Shelton and Cecil Kyte as members of the Board.

The Reporting Person believes that the foregoing changes are in the best interests of the Issuer’s stockholders.

Except in connection with the matters described in this Item 4 and as contemplated herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of him investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.   Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 17,738,831 shares of common stock, or 15.82% of the Issuer’s common stock. Such number of shares of common stock excludes an aggregate of 40,000 shares of common stock of the Issuer issuable upon exercise of warrants. Such warrants contain an ownership limitation such that the holder thereof may not exercise any such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and his affiliates.

(b)
The Reporting Person may be deemed to hold sole voting and dispositive power over 17,738,831 shares of common stock of the Issuer. Such number of shares of common stock excludes an aggregate of 40,000 shares of common stock of the Issuer issuable upon exercise of warrants. Such warrants contain an ownership limitation such that the holder thereof may not exercise any such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and his affiliates. The Reporting Person may be deemed to share voting and dispositive power over 0 shares of common stock.

(c)	Not applicable.
(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the  17,738,831 shares of common stock reported in Item 5.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7.   Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017	/s/ Isaac Dietrich
Isaac Dietrich